Phone:	(212) 885-5000

Fax:	(212) 885-5001

Email:	EMendelson@blankrome.com

December 18, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	China Sky One Medical, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009, by letter dated December 4, 2009, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President.  As was discussed yesterday by Ms. Jennifer Riegel of the Commission’s Staff and myself, the Company is not yet in position to respond to the Staff’s comments.  The Company needs additional time to gather information and prepare proposed revised disclosures in order to provide a comprehensive response.  The Company anticipates that its response will be filed on or before December 31, 2009.

Please do not hesitate to contact me at (212) 885-5159 with any questions or further comments.

Very truly yours,

/s/ Eric C. Mendelson

405 Lexington Avenue New York, NY  10174-0208

www.BlankRome.com

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